Exhibit 99.3

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED APRIL 30, 2023 AND 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Uranium Royalty Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Uranium Royalty Corp. and its subsidiaries (together, the Company) as of April 30, 2023 and 2022, and the related consolidated statements of loss and comprehensive income (loss), changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2023 and 2022, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada July 13, 2023

We have served as the Company’s auditor since 2020.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Uranium Royalty Corp. Consolidated Statements of Financial Position (Expressed in thousands of Canadian dollars unless otherwise stated)

		As at April 30, 2023	As at April 30, 2022
	Notes	($)	($)
Assets
Current Assets
Cash	4	14,306	4,385
Restricted cash	4	110	697
Short-term investments	5	38,340	51,787
Inventories	6	85,561	75,030
Prepaids and other receivables		511	2,131
		138,828	134,030

Non-current Assets
Right-of-use asset		96	120
Royalties and royalty options	7	46,864	44,023
		46,960	44,143

		185,788	178,173

Liabilities
Current Liabilities
Accounts payable and accrued liabilities		549	469
Government loan payable	8	40	—
Margin loan payable	9	9,726	—
Current portion of lease liability		21	17
		10,336	486
Non-current Liabilities
Government loan payable	8	—	40
Margin loan payable	9	—	12,908
Non-current portion of lease liability		83	103
		83	13,051

		10,419	13,537
Equity
Issued Capital	10	167,277	152,444
Reserves	10	6,319	5,488
Accumulated deficit		(11,855)	(12,143)
Accumulated other comprehensive income		13,628	18,847
		175,369	164,636
		185,788	178,173

Commitments (Note 16)

Subsequent events (Note 17)

Approved by the Board of Directors:

/s/ Neil Gregson
Neil Gregson Director

/s/ Vina Patel
Vina Patel Director

The accompanying notes are an integral part of these consolidated financial statements

Uranium Royalty Corp. Consolidated Statements of Loss and Comprehensive Income (Loss) (Expressed in thousands of Canadian dollars unless otherwise stated)

		For the year ended April 30,
	Notes	2023 ($)	2022 ($)
Revenue
Sales of uranium inventory		13,854	-
Cost of sales
Cost of uranium inventory		(11,035)	-
Gross profit		2,819	-

Expenses
Depreciation		(24)	(2)
Consulting fees		(166)	(144)
Management and directors' fees	14	(578)	(472)
Salaries, wages and benefits		(395)	(174)
Uranium storage fee		(595)	(214)
Investor communications and marketing expenses		(1,691)	(1,382)
Office and technology expenses		(319)	(109)
Transfer agent and regulatory fees		(492)	(464)
Insurance fees		(511)	(489)
Professional fees		(903)	(775)
Write-off of royalty option		-	(125)
Share-based compensation		(927)	(1,268)
Operating loss		(3,782)	(5,618)

Other items
Other income		146	-
Interest expense		(1,636)	(722)
Interest income		67	37
Gain on sale of marketable securities		-	126
Net foreign exchange loss		(653)	(272)
Loss before taxes		(5,858)	(6,449)
Deferred income tax recovery	13	15	2,192
Net loss for the year		(5,843)	(4,257)

Other comprehensive income
Items that will not subsequently be re-classified to net income:
Gain on revaluation of short-term investments	5	108	16,242
Deferred tax expense on short-term investments	5	(15)	(2,192)
Item that may subsequently be re-classified to net income:
Foreign currency translation differences		819	612
Total other comprehensive income for the year		912	14,662

Total comprehensive income (loss) for the year		(4,931)	10,405

Net loss per share, basic and diluted		(0.06)	(0.05)

Weighted average number of shares, outstanding, basic and diluted		97,948,882	88,268,372

The accompanying notes are an integral part of these consolidated financial statements

Uranium Royalty Corp. Consolidated Statements of Changes in Equity (Expressed in thousands of Canadian dollars unless otherwise stated)

		Number of Common	Issued Capital	Reserves	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
	Notes	Shares	($)	($)	($)	($)	($)
Balance at April 30, 2021		74,604,531	72,985	6,352	(7,886)	4,185	75,636
Common shares issued upon exercise of warrants		7,543,495	16,890	(1,922)	—	—	14,968
Common shares issued upon exercise of options		152,500	742	(210)	—	—	532
Common shares issued to acquire royalties		970,017	4,113	—	—	—	4,113
Public offering:
Common shares issued for cash		6,100,000	25,010	—	—	—	25,010
Underwriters' fees and issuance costs		—	(1,646)	—	—	—	(1,646)
At-the-Market offering:
Common shares issued for cash		6,175,771	35,231	—	—	—	35,231
Agents' fees and issuance costs		—	(881)	—	—	—	(881)
Share-based compensation		—	—	1,268	—	—	1,268
Net loss for the year		—	—	—	(4,257)	—	(4,257)
Total other comprehensive income		—	—	—	—	14,662	14,662
Balance at April 30, 2022		95,546,314	152,444	5,488	(12,143)	18,847	164,636
Common shares issued upon exercise of warrants		190,894	430	(48)	—	—	382
Common shares issued upon exercise of options		37,500	179	(48)	—	—	131
At-the-Market offering:
Common shares issued for cash	10	4,029,021	14,589	—	—	—	14,589
Agents’ fees and issuance costs	10	—	(365)	—	—	—	(365)
Transfer of other comprehensive income to accumulated deficit upon disposal of short-term investments	5	—	—	—	6,131	(6,131)	—
Share-based compensation	10	—	—	927	—	—	927
Net loss for the year		—	—	—	(5,843)	—	(5,843)
Total other comprehensive income		—	—	—	—	912	912
Balance at April 30, 2023		99,803,729	167,277	6,319	(11,855)	13,628	175,369

The accompanying notes are an integral part of these consolidated financial statements

Uranium Royalty Corp. Consolidated Statements of Cash Flows (Expressed in thousands of Canadian dollars unless otherwise stated)

	For the year ended April 30,
	2023	2022
	($)	($)
Operating activities
Net loss before tax for the year	(5,858)	(6,449)
Adjustments for:
Depreciation	24	2
Interest expense	1,636	722
Interest income	(67)	(37)
Other income	(146)	—
Gain on sale of marketable securities	—	(126)
Share-based compensation	927	1,268
Write-off of royalty option	—	125
Net foreign exchange loss	706	326
Net changes in non-cash working capital items:
Inventories	(10,384)	(62,610)
Prepaids and other receivables	1,620	(1,963)
Accounts payable and accrued liabilities	80	(60)
Cash used in operating activities	(11,462)	(68,802)

Investing activities
Investment in royalties and royalty options	(2,170)	(13,753)
Interest received	68	37
Net proceeds from sale of short-term investments	16,551	4,296
Restricted cash deposit	587	—
Investment in short-term investments	(2,850)	(9,670)
Cash generated from (used in) investing activities	12,186	(19,090)

Financing activities
Proceeds from public offering, net of underwriters' fees and issuance costs	—	23,384
Proceeds from At-the-Market offering, net of agents' fees and issuance costs	14,224	34,350
Proceeds from common shares issued upon exercise of options and warrants	513	15,500
Net advance/(repayment) of margin loan	(4,168)	12,415
Payments of lease liability	(25)	(3)
Interest and fees paid	(1,348)	(582)
Cash generated from financing activities	9,196	85,064

Effect of exchange rate changes on cash	1	(1)

Net increase (decrease) in cash and cash equivalents	9,921	(2,829)
Cash and cash equivalents
Beginning of year	4,385	7,214
End of year	14,306	4,385

The accompanying notes are an integral part of these consolidated financial statements

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)

1.
Corporate Information

Uranium Royalty Corp. ("URC" or "the Company") is a company incorporated in Canada on April 21, 2017 and domiciled in Canada. URC is principally engaged in acquiring and assembling a portfolio of royalties, investing in companies with exposure to uranium and trading in physical uranium. The registered office of the Company is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. The principal address of the Company is 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada.

As of April 30, 2023, the Company was listed on the TSX Venture Exchange (the "TSX-V"). Effective as of market close on July 5, 2023, the Company was delisted from the TSX-V and effective on July 6, 2023, the Company is listed on the Toronto Stock Exchange (the "TSX" and together with the TSX-V, as applicable, the "Exchange"). The Company's common shares and common share purchase warrants, each of which is exercisable into one common share at an exercise price of $2.00 per share until December 6, 2024 (the "Listed Warrants"), are listed on the TSX under the symbols "URC" and "URC.WT", respectively. The Company's common shares are traded on the NASDAQ Capital Market under the symbol "UROY".

2. Basis of Preparation

2.1 Statement of compliance

The Company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

These consolidated financial statements were authorized for issue by the Company's board of directors on July 13, 2023.

2.2 Basis of presentation

The Company's consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company's consolidated financial statements are presented in thousands of Canadian dollars ("$" or "dollars") which is also the functional currency of URC. All values are rounded to the nearest thousand except where otherwise indicated.

2.3 Basis of consolidation

The consolidated financial statements include the financial statements of Uranium Royalty Corp. and its wholly-owned subsidiaries, being Uranium Royalty (USA) Corp. ("URUSA") and Reserve Minerals, LLC ("RM"). Subsidiaries are consolidated from the date the Company obtains control, and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.

The accounts of URUSA and RM are prepared for the same reporting period as the parent company, using consistent accounting policies. The functional currency of URUSA and RM is the United States dollar. Foreign operations are translated into Canadian dollars using the period end exchange rate as to assets and liabilities and the average exchange rate as to income and expenses. All resulting exchange differences are recognized in other comprehensive income.

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)

3. Significant Accounting Policies

Foreign currencies

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities are translated using the period end exchange rates. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of comprehensive loss.

Royalties and royalty options

All direct costs related to the acquisition of royalties and royalty options are capitalized on a property-by-property basis. The Company assesses the carrying costs for impairment when indicators of impairment exist. Project evaluation costs that are not related to a specific agreement are expensed in the period incurred.

Producing royalty interests are recorded at cost in accordance with International Accounting Standard 16, Property, Plant and Equipment and depleted using the units of production method over the life of the property to which the royalty relates, which is estimated using available information of proven and probable mineral reserves specifically associated with the properties and may include a portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific interest.

Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists or when annual impairment testing for an asset is required, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash‐generating unit to which the assets belong.

Impairment reviews for exploration stage royalties are carried out on a property-by-property basis, with each royalty representing a single cash generating unit. An impairment review is undertaken when indicators of impairment arise.

Recoverable amount is the higher of an asset's (or cash-generating unit's) fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash‐generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash‐generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statements of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash‐generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount, net of depreciation, that would have been determined had no impairment loss been recognized for the asset (or cash‐generating unit) in prior years.

Income taxes

Income tax expense represents the sum of tax currently payable and deferred tax. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of each reporting period. Deferred income tax is provided using the liability method on temporary differences, at the end of each reporting period, between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)

3.
Significant Accounting Policies (continued)

Income taxes (continued)

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

●
where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
●
in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized except:

●
where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
●
in respect of deductible temporary differences associated with investments in subsidiaries, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of each reporting period. Deferred income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statements of comprehensive loss.

Deferred income tax assets and deferred income tax liabilities are offset if, and only if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Cash

Cash comprises of cash on deposit with banks and highly liquid short-term interest-bearing investments with a term to maturity at the date of purchase of 90 days or less which are subject to an insignificant risk of change in value.

Restricted cash

Restricted cash includes cash that has been pledged for credit facilities which are not available for immediate disbursement.

Financial Instruments

Financial instruments are recognized in the consolidated statements of financial position on the trade date, being the date in which the Company becomes a party to the contractual provisions of the financial instrument. The Company's financial instruments consist of cash, restricted cash, short-term investments, accounts payable and accrued liabilities, government loan payable and margin loan payable. All financial instruments are initially recorded at fair value and designated as follows:

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)

3.
Significant Accounting Policies (continued)

Financial Instruments (continued)

Cash and restricted cash are classified as financial assets at amortized cost. Accounts payable and accrued liabilities government loan payable and margin loan payable are classified as financial liabilities at amortized cost. Both financial assets at amortized cost and financial liabilities at amortized cost are subsequently measured using the effective interest rate method.

Investments in ordinary and common shares are held for strategic purposes and not for trading. The Company classified these investments as fair value through other comprehensive income ("FVTOCI"). Such investments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of other comprehensive income. Cumulative gains and losses are not subsequently reclassified to profit or loss. Transaction costs on initial recognition of financial instruments classified as FVTOCI are recognized in other comprehensive income as part of a change in fair value at the next remeasurement.

Financial assets are derecognized when the contractual rights to the cash flows from the asset expire. Financial liabilities are derecognized only when the Company's obligations are discharged, canceled or otherwise expire. On derecognition, the difference between the carrying amount (measured at the date or derecognition) and the consideration received (including any new asset obtained less any new liability obtained) is recognized in profit or loss.

Leases

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company has elected not to recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with short-term leases are recognized as expenses on a straight-line basis over the lease term.

The Company recognizes a lease liability and a right-of-use asset at the lease commencement date. Leases are recognized as a right-of-use asset and a corresponding liability as at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to consolidated statements of loss and other comprehensive income over the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the Company's incremental borrowing rate is used, being the rate that the Company would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Revenue Recognition

The Company generates revenue from the sale of uranium inventory from contracts with customers. The Company recognizes revenue when it transfers control of the uranium inventory to the customer, which occurs when title transfer of the uranium inventory is confirmed by the conversion facility. Sales contracts with customers are pursuant to enforeceable contracts that indicate the nature and timing of satisfaction of performance obligations, including specifying the quantity of inventory sold, the price, the payment terms, the date of delivery and the location of the conversion facility to be delivered. Revenue is measured at the fair value of the consideration received or receivable.

Inventories

Inventories are measured at the lower of cost and net realizable value. Under certain royalty agreements, the Company has an option to elect to receive royalty proceeds through delivery of physical uranium. When the quantity of physical uranium that the Company is reasonably expecting to receive under the royalty agreement is determinable, it is recorded as inventory. The amount recognized for inventory includes both the cash payment, if applicable, and the related depletion associated with the related royalty.

Cost of purchased inventory is determined by the weighted average cost method. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)

3.
Significant Accounting Policies (continued)

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Net loss per share

Basic net loss per share includes no potential dilution and is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. The basic and diluted net loss per share are the same as there are no instruments that have a dilutive effect on earnings.

Share-based payments

The Company uses the Black-Scholes option-pricing model to determine the grant date fair value of share options. The fair value of share options granted to employees is recognized as an expense over the vesting period with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes, provides services that could be provided by a direct employee, or has authority and responsibility for planning, directing and controlling the activities of the Company, including non-executive directors. The fair value is measured at the grant date and recognized over the period during which the options vest. Consideration received on the exercise of share options is recorded as issued capital and the related share-based compensation reserve is transferred to issued capital.

Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make accounting policy judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its accounting policy judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Management is required to make judgements in the application of the Company's accounting policies. The significant accounting policy judgements relevant to the current period are as follows:

•
The Company's business is the acquisition of royalties. Each royalty has its own unique terms and judgement is required to assess the appropriate accounting treatment. The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is an area of judgement. In evaluating whether a transaction is a business combination management must consider if the acquired assets or entities encompass an integrated set of activities and assets that is capable of being conducted and managed for the purpose of generating income. Additionally, an optional asset concentration test may be applied. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill.
•
The assessment of impairment of royalty and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values. When assessing whether there are indicators of impairment, management uses its judgment in evaluating the indicators, including but not limited to whether further exploration or evaluation expenditure in the area is planned or budgeted, whether commercially viable deposits have been discovered or if sufficient work has been performed to indicate that the carrying amount of the asset will not be fully recovered, whether there are observable indications that the asset's value has declined during the period, significant declines in future commodity prices, significant increases in market interest rates, significant adverse changes in foreign exchange rates and taxes, and operator reserve and resource estimates or other relevant information received from the operators that indicates production from royalty interests will not likely occur or may be significantly reduced in the future. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; (iii) comparable transactions and (iv) market capitalization of comparable companies. Changes in any of the estimates used in determining the fair value of the royalty and other interests could impact the impairment analysis.

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)

3.
Significant Accounting Policies (continued)

Significant accounting judgments and estimates (continued)

Information about significant sources of estimation uncertainty are described below.

•
The Company estimates the attributable reserve and resource relating to the mineral properties underlying the royalties that are held by the Company. Reserves and resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has royalty interests, adjusted where applicable to reflect the Company's percentage entitlement to minerals produced from such mines. The public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the reserve or resource estimates may impact the carrying value of the Company's royalty interests.
4.
Cash and Restricted Cash

As at April 30, 2023, the Company held cash of $14,306 (April 30, 2022: $4,385). In addition, the Company held restricted cash of $110 (April 30, 2022: $697). During the year ended April 30, 2023, $642 restricted cash held by the Company as security for a foreign exchange facility as at April 30, 2022 was released. Restricted cash held at April 30, 2023 relates to security for a corporate credit card.

5.
Short-term Investments

	As at April 30, 2023	As at April 30, 2022
	($)	($)
Fair value, at the beginning of the year	51,787	30,045
Additions for the year	2,996	9,670
Disposals for the year	(16,551)	(4,170)
Fair value adjustment due to foreign exchange rate change for the year	1,742	(1,451)
Fair value adjustment due to share price change for the year	(1,634)	17,693
Fair value, at the end of the year	38,340	51,787

As at April 30, 2023, the fair value of the Company's investment in Yellow Cake plc ("Yellow Cake") and Queen's Road Capital Investment Ltd. ("QRC") is $32,091 (April 30, 2022: $44,912) and $6,249 (April 30, 2022: $6,875), respectively.

Pursuant to an agreement between Yellow Cake and the Company, Yellow Cake granted the Company an option to acquire at market between US$2.5 million and US$10 million of tri-uranium octoxide ("U3O8") per year between January 1, 2019 and January 1, 2028, up to a maximum amount of US$21.25 million worth of U3O8 as at April 30, 2023. Yellow Cake has also agreed to inform the Company of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and the Company has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly. Further, the Company has agreed to inform Yellow Cake of potential opportunities that it identifies in relation to the purchase and taking delivery of physical U3O8 by the Company. Furthermore, the Company and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavors.

The ordinary shares of Yellow Cake and common shares of QRC are listed on the Alternative Investment Market of the London Stock Exchange and the TSX, respectively. During the year ended April 30, 2023, the Company sold a portion of its shares in Yellow Cake and all of its shares in Sprott Physical Uranium Trust for proceeds of $16,551 and realized a gain of $7,082 (2022: $Nil) which had already been included in accumulated other comprehensive income. This gain is transferred to accumulated deficit, net of tax of $951 (2022: $Nil). During the year ended April 30, 2023, the Company recognized a change in fair value of short-term investments in an aggregate of $108 (2022: $16,242) and deferred income tax of $15 (2022: $2,192) in other comprehensive income.

The ordinary shares of Yellow Cake are pledged as a security for the margin loan (Note 9).

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)

6.
Inventories

As at April 30, 2023, the Company holds 1,548,068 pounds (April 30, 2022: 1,448,068 pounds) of U3O8 with a carrying value of $85,561 (April 30, 2022: $75,030).

7.
Royalties and Royalty Options

	Royalties	Royalty Options	Total
	($)	($)	($)
Balance, as at April 30, 2021	25,452	125	25,577
Additions	17,814	143	17,957
Foreign currency translation	614	-	614
Write-off	-	(125)	(125)
Balance, as at April 30, 2022	43,880	143	44,023
Additions	2,313	(143)	2,170
Depletion	(147)	-	(147)
Foreign currency translation	818	-	818
Balance, as at April 30, 2023	46,864	-	46,864

	Cost				Accumulated Depletion			Carrying Amount
	April 30, 2022	Additions	Foreign Currency Translation	April 30, 2023	April 30, 2022	Depletion	April 30, 2023	April 30, 2023
	($)	($)	($)	($)	($)	($)	($)	($)
Anderson project	7,348	-	403	7,751	-	-	-	7,751
Church Rock project	751	-	41	792	-	-	-	792
Cigar Lake project	4,704	-	-	4,704	-	-	-	4,704
Dawn Lake project	143	139	-	282	-	-	-	282
Dewey-Burdock project	76	1,355	14	1,445	-	-	-	1,445
Energy Queen project	-	67	1	68	-	-	-	68
Lance project	1,688	-	93	1,781	-	-	-	1,781
Langer Heinrich project	2,822	-	-	2,822	-	-	-	2,822
McArthur River project	11,543	-	-	11,543	-	(147)	(147)	11,396
Michelin project	4,262	-	-	4,262	-	-	-	4,262
Reno Creek project	289	-	16	305	-	-	-	305
Roca Honda project	159	-	8	167	-	-	-	167
Roughrider project	5,923	-	-	5,923	-	-	-	5,923
San Rafael project	-	542	4	546	-	-	-	546
Slick Rock project	2,916	-	160	3,076	-	-	-	3,076
Whirlwind project	-	67	1	68	-	-	-	68
Workman Creek project	1,399	-	77	1,476	-	-	-	1,476
	44,023	2,170	818	47,011	-	(147)	(147)	46,864

During the year ended April 30, 2023, the Company acquired:

•
a 10% to 20% sliding scale net profits interest (an "NPI") royalty on a 7.5% share of overall uranium production from the Dawn Lake project lands for cash consideration of $139; and
•
a 2% to 4% gross value royalty on a portion of the Dewey-Burdock property, a 1% gross value royalty on portions of the Energy Queen project, a 2% net smelter return royalty on portions of the San Rafael project and a 2% to 4% sliding scale gross value royalty on portions of the Whirlwind project for an aggregate cash consideration of $2,031.

The Company's royalties are detailed below:

Anderson, Slick Rock and Workman Creek Projects

The Company holds a one percent (1%) net smelter return royalty for uranium on Anderson project, Slick Rock project, and Workman Creek project in the USA.

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)

7.
Royalties and Royalty Options (continued)

Church Rock and Roca Honda Projects

The Company holds a 4% net smelter return royalty on the Church Rock property and a 4% gross revenues royalty on a portion of the Roca Honda property in the USA. The Roca Honda royalty is subject to the right of the payor to purchase the royalty for US$5,000,000 at any time prior to the first royalty payment becoming due thereunder.

Dewey-Burdock Project

The Company holds a 30% net proceeds royalty and a 2% to 4% gross value royalty on a portion of the Dewey-Burdock property in the USA.

Lance Project

The Company holds a 4% gross revenues royalty on a portion of the Lance property and an additional 1% gross revenues royalty which covers the entirety of the current permitted project area in the USA.

Langer Heinrich Project

The Company holds a production royalty of Australian $0.12 per kilogram of yellow cake produced from the Langer Heinrich uranium project in Namibia.

Michelin Project

The Company holds a 2% gross revenues royalty on the Michelin property in Canada.

Reno Creek Project

The Company holds a 0.5% net profit interest royalty, with a maximum amount payable thereunder of US$2.5 million, on a portion of the Reno Creek property in the USA.

Roughrider Project

The Company holds a 1.97% net smelter return royalty on the Roughrider property in Canada.

Energy Queen, San Rafael and Whirlwind Projects

The Company holds a 1% gross value royalty on portions of the Energy Queen project, a 2% net smelter return royalty on portions of the San Rafael project and a 2% to 4% sliding scale gross value royalty on portions of the Whirlwind project in the USA. The Company may choose to take product payment in physical ore or concentrates produced from the Energy Queen and Whirlwind projects.

Cigar Lake, McArthur River and Dawn Lake Projects

The Company holds (i) a 1% gross overriding royalty on an approximate 9% share of uranium production derived from an approximate 30.195% ownership interest of Orano Canada Inc. ("Orano") on the McArthur River Project located in Saskatchewan, Canada; (ii) a 10% to 20% sliding scale NPI royalty on a 3.75% share of overall uranium production, drawn from Orano's approximate 40.453% ownership interest in the Waterbury Lake / Cigar Lake Project (the "Waterbury Lake / Cigar Lake Project") located in Saskatchewan, Canada.

In November 2022, the Company notified Orano of its election to receive royalty proceeds from the re-started McArthur River mine through delivery of physical uranium. As a result, the Company recorded a depletion of $147 (2022: $Nil) on the McArthur River royalty and an increase in inventory by the same amount.

The royalty on the Dawn Lake project was previously subject to an option held by the Company. During the year ended April 30, 2023, the Company completed the acquisition of the royalty on the Dawn Lake project through the acquisition of RM, the holder of the royalty. The Company holds a 10% to 20% sliding scale NPI on a 7.5% share of overall uranium production from the Dawn Lake project located in Saskatchewan, Canada.

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)

7.
Royalties and Royalty Options (continued)

Cigar Lake, McArthur River and Dawn Lake Projects (continued)

The sliding scale NPI royalty percentage will decrease to 10% after the combined production on the Waterbury Lake / Cigar Lake and Dawn Lake projects reach 200 million pounds U3O8.

8. Government Loan Payable

On April 23, 2020, the Company received a loan of $40 through the Canadian Emergency Business Account Program ("CEBA Loan"), which provided financial relief for Canadian businesses during the COVID-19 pandemic. The CEBA Loan is unsecured, non-revolving and non-interest bearing prior to December 31, 2023. If at least 75% of the CEBA Loan is repaid prior to December 31, 2023, the remaining balance of the CEBA Loan will be forgiven. The CEBA Loan was fully settled subsequent to April 30, 2023.

9. Margin Loan Payable

On May 7, 2021, as amended and restated on January 17, 2023, the Company established a margin loan facility for a maximum amount of approximately $18,552 (US$15 million) (the "Facility"). The margin loan is subject to an interest rate of Adjusted Term SOFR Rate plus 5.50% per annum and the unutilized portion of the Facility is subject to a standby fee of 2.50% per annum. The Adjusted Term SOFR Rate shall mean on any date the Term SOFR Reference Rate published by CME Group Benchmark Administration Limited for the tenor comparable to the applicable interest period, plus credit spread adjustment. In addition, the Company paid a one-time facility fee equal to 1.25% of the Facility.

The Facility was secured by a pledge of all the shares of Yellow Cake held by the Company (Note 5). The Facility matured on May 5, 2023, unless repaid earlier, and was subject to customary margin requirements and share price triggers.

During the year ended April 30, 2023, the Company partially repaid $14.9 million (US$11.1 million), of which a portion of the repayment was funded by the proceeds received from the disposition of the Yellow Cake ordinary shares. The Facility was fully settled and extinguished on May 3, 2023.

The following outlines the movement of the margin loan during the year ended at April 30, 2023:

	US$'000	$

Draw-down	10,175	12,710
Less: transaction costs and fees	(239)	(295)
Interest expense	573	721
Interest paid	(462)	(582)
Unrealized foreign exchange loss	—	354
Balance, as at April 30, 2022	10,047	12,908
Draw-down	8,000	10,696
Less: principal payment	(11,121)	(14,864)
Interest expense	1,270	1,628
Interest paid	(1,019)	(1,348)
Unrealized foreign exchange loss	—	706
Balance, as at April 30, 2023	7,177	9,726

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)

10.
Issued Capital

10.1 Common Shares

The authorized share capital of the Company is comprised of an unlimited number of common shares and an unlimited number of preferred shares issuable in series without par value.

At-the-Market Equity Program

On August 18, 2021, the Company entered into an equity distribution agreement (the "2021 Distribution Agreement") with a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., H.C. Wainwright & Co. LLC, Canaccord Genuity Corp., Canaccord Genuity LLC, Paradigm Capital Inc., TD Securities Inc. and TD Securities (USA) LLC (collectively, the "Agents"), for an at-the-market equity program (the "ATM Program").

The 2021 Distribution Agreement allowed the Company to distribute up to US$40 million (or the equivalent in Canadian dollars) of common shares of the Company (the "ATM Shares") under the ATM Program. The ATM Shares were issued by the Company to the public from time to time, through the Agents, at the Company's discretion. The ATM Shares sold under the ATM Program, if any, were sold at the prevailing market price at the time of sale. The 2021 Distribution Agreement was terminated on September 1, 2022.

On September 1, 2022, the Company renewed its ATM Program that allows the Company to distribute up to US$40 million (or the equivalent in Canadian dollars) of ATM Shares to the public from time to time, through the Agents, at the Company's discretion. The ATM Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale. Sales of ATM Shares will be made pursuant to the terms of an equity distribution agreement dated September 1, 2022 (the "2022 Distribution Agreement"). Unless earlier terminated by the Company or the Agents as permitted therein, the 2022 Distribution Agreement will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$40 million (or the equivalent in Canadian dollars); or (b) July 14, 2023.

During the year ended April 30, 2023, the Company issued 4,029,021 (2022: 6,175,771) common shares under both 2021 Distribution Agreement and 2022 Distribution Agreement for gross proceeds of $14,589 (2022: $35,231), with aggregate commissions paid or payable to the Agents and other share issue costs of $365 (2022: $881).

10.2 Reserves

Common Share Purchase Warrants and Options

The following outlines the movements of the Company's warrants and options:

	Warrants	Share Options	Total
	($)	($)	($)
Balance, as at April 30, 2021	6,352	—	6,352
Common shares issued upon exercise of warrants	(1,922)	—	(1,922)
Common shares issued upon exercise of options	—	(210)	(210)
Share-based compensation	—	1,268	1,268
Balance, as at April 30, 2022	4,430	1,058	5,488
Common shares issued upon exercise of warrants	(48)	—	(48)
Common shares issued upon exercise of options	—	(48)	(48)
Share-based compensation	—	927	927
Balance, as at April 30, 2023	4,382	1,937	6,319

During the year ended April 30, 2023, 190,894 warrants were exercised, and 17,393,948 warrants were outstanding as at April 30, 2023.

As at April 30, 2023, there are 17,298,360 Listed Warrants at an exercise price of $2.00 per share (Note 1), and 95,588 unlisted common share purchase warrants (the "Unlisted Warrants"). The Unlisted Warrants are exercisable into one common share at an exercise price of $1.40 per share until December 6, 2024. Subsequent to April 30, 2023, 565,722 Listed Warrants were exercised for $1,131.

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)

10.
Issued Capital (continued)

10.2 Reserves (continued)

Share Options

The following outlines movements of the Company's share options:

	Number of options	Weighted Average Exercise Price ($)
Balance at April 30, 2022	755,000	3.62
Granted	500,750	3.29
Forfeited	(22,250)	3.43
Exercised	(37,500)	3.49
Balance at April 30, 2023	1,196,000	3.50

On May 13, 2022, the Company granted 343,750 share options to certain directors, officers, employees and consultants of the Company. These options have an exercise price of $3.31 per share and are valid for a period of five years. The options will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter. In addition, the Company granted share options to purchase 100,000 common shares to a contractor. Such options have an exercise price of $3.31 per share and are valid for a period of two years. The options vest incrementally over a 12-month period.

On June 20, 2022 and July 7, 2022, the Company granted 25,000 and 25,000 share options, each at an exercise price of $3.26 per share and $2.88 per share, respectively, to its employees. The options are valid for a period of five years and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter.

On September 9, 2022 and October 24, 2022, the Company granted 2,000 and 5,000 share options, each at an exercise price of $4.20 per share and $3.15 per share, respectively, to its employees. The options are valid for a period of five years and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter.

The weighted average fair value of the share options granted was $1.72 per share and it was estimated at the date of the grants using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	2.75%
Expected life (years)	3.60
Expected volatility	70.42%
Expected dividend yield	0.00%
Estimated forfeiture rate	4.63%

As there is insufficient trading history of the Company's common shares prior to the date of grant, the expected volatility is based on the historical share price volatility of a group of comparable companies in the sector in which the Company operates over a period similar to the expected life of the share options.

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)

10.
Issued Capital (continued)

10.2 Reserves (continued)

A summary of share options outstanding and exercisable at April 30, 2023, are as follows:

	Options Outstanding			Options Exercisable
Exercise Price ($)	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options Exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
5.46	40,000	5.46	3.38	40,000	5.46	3.38
4.93	5,000	4.93	3.71	3,750	4.93	3.71
4.20	1,000	4.20	4.36	1,000	4.20	4.36
4.10	50,000	4.10	3.09	50,000	4.10	3.09
3.49	612,500	3.49	3.09	612,500	3.49	3.09
3.31	100,000	3.31	1.04	75,000	3.31	1.04
3.31	332,500	3.31	4.04	166,875	3.31	4.04
3.26	25,000	3.26	4.14	12,500	3.26	4.14
3.15	5,000	3.15	4.49	2,500	3.15	4.49
2.88	25,000	2.88	4.19	12,500	2.88	4.19
	1,196,000	$3.50	3.25	976,625	$3.55	3.14

The amount of share-based compensation expense recognized by the Company during the year ended April 30, 2023 was $927 (2022: $1,268).

10.3 Long Term Incentive Plan

The Company has adopted the long term incentive plan (the "LTIP") which provides that the Board of Directors may, from time to time, in its discretion, grant awards of restricted share units, performance share units, deferred share units, options and stock appreciation rights to directors, key employees and consultants. The LTIP is available to directors, key employees and consultants of the Company, as determined by the Board of Directors. The aggregate number of common shares issuable under the LTIP in respect of awards shall not exceed 10,775,285 common shares. As at April 30, 2023, 1,424,700 share options were granted and 9,389,285 common shares remain available for issuance under the LTIP.

So long as it may be required by the rules and policies of the Exchange: (a) the total number of common shares issuable to any participant under the LTIP, at any time, together with common shares reserved for issuance to such participant under any other security-based compensation arrangements of the Company, shall not exceed 5% of the issued and outstanding common shares; (b) the total number of common shares issuable to insiders within any one-year period and at any given time under the LTIP, together with any other security-based compensation arrangement of the Company, shall not exceed 10% of the issued and outstanding common shares; and (c) the total number of common shares issuable to non-executive directors (excluding the Chair of the Board, if any) under the LTIP shall not exceed 3% of the issued and outstanding common shares.

The number of options to be granted, the exercise price(s) and the time(s) at which an option may be exercised shall be determined by the Board, in its sole discretion, provided that the exercise price of options shall not be lower than the exercise price permitted by the Exchange, and further provided that the term of any option shall not exceed ten years. So long as it may be required by the rules and policies of the Exchange: (a) options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued common shares in any twelve-month period to any one consultant or to persons conducting investor relations activities; and (b) the grant value of common shares issued or reserved for issuance pursuant to options granted under the LTIP to any one non-executive director (excluding the Chair of the Board, if any) plus the number of common shares that are reserved at that time for issue or are issuable to such non-executive director pursuant to any other security-based compensation agreement shall not exceed $100,000 in any fiscal year, calculated by the Company as of the grant date. All options granted under the LTIP to persons providing investor relations activities will vest and become exercisable over a period of not less than twelve months, with no more than one quarter of such options vesting and becoming exercisable in any three month period.

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)

11. Capital Risk Management

The Company's objectives are to safeguard the Company's ability to continue as a going concern in order to support the Company's normal operating requirements and future acquisitions of royalties and streams, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, debt, acquire or dispose of assets or adjust the amount of cash.

At April 30, 2023, the Company's capital structure consists of the equity of the Company (Note 10), government loan payable (Note 8) and margin loan payable (Note 9). The Company is not subject to any externally imposed capital requirements. In order to maximize ongoing development efforts, the Company does not pay dividends.

12. Financial Instruments

At April 30, 2023, the Company's financial assets include cash, restricted cash and short-term investments. The Company's financial liabilities include accounts payable and accrued liabilities, government loan, and margin loan. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

•
Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•
Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
•
Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash, restricted cash, accounts payable and accrued liabilities and government loan approximate fair value due to their short terms to settlement. The Company's margin loan is measured at amortized cost and classified as level 2 within the fair value hierarchy. The fair value of the margin loan approximates their carrying values as their interest rates are comparable to current market rate risks. The fair value of short-term investments, which are classified as level 1 within the fair value hierarchy, is determined by obtaining the quoted market price of the short-term investment and multiplying it by foreign exchange rate, if applicable, and the quantity of shares held by the Company.

12.1 Financial risk management objectives and policies

The financial risk arising from the Company's operations are credit risk, liquidity risk, commodity price risk, interest rate risk, currency risk and other price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

12.2 Credit risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances. The Company holds cash with a Canadian chartered financial institution of which the majority of its bank balances is uninsured as at April 30, 2023. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and restricted cash balance.

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)

12. Financial Instruments (continued)

12.3 Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company believes that, taking into account its current cash reserves and other liquid assets, it has sufficient working capital for its present obligations for at least the next twelve months commencing from April 30, 2023. The Company's working capital (current assets less current liabilities) as at April 30, 2023 was $128,492. The Company's accounts payable and accrued liabilities, government loan and margin loan are expected to be realized or settled within a one-year period.

12.4 Commodity price risk

The Company's future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

12.5 Interest rate risk

The Company's exposure to interest rate risk arises from the impact of interest rates on its cash and margin loan, which bear interest at fixed or variable rates. The interest rate risk on the Company's cash balance is minimal. The Company's margin loan bears a floating interest rate and an increase (decrease) of 10 basis point in Adjusted Term SOFR Rate would not have a significant impact on the net loss for the year ended April 30, 2023.

12.6 Currency risk

Financial instruments that impact the Company's net loss or other comprehensive income due to currency fluctuations include short-term investments denominated in UK pounds sterling and cash and margin loan denominated in U.S. dollars. The impact of a Canadian dollar change against UK pounds sterling on short-term investments by 10% at April 30, 2023 would have an impact, net of tax, of approximately $2,776 on other comprehensive income. The impact of a Canadian dollar change against U.S. dollars on cash by 10% would have an impact of approximately $1,375 on net loss for the year ended April 30, 2023. The impact of a Canadian dollar change against the U.S. dollars on the margin loan by 10% would have an impact of approximately $841 on net loss for the year ended April 30, 2023.

12.7 Other price risk

The Company is exposed to equity price risk as a result of holding investments in other mining companies. The Company does not actively trade these investments. The equity prices of these investments are impacted by various underlying factors including commodity prices. Based on the Company's short-term investments held as at April 30, 2023, a 10% change in the equity prices of these investments would have an impact, net of tax, of approximately $3,316 on other comprehensive income.

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)

13. Income Tax

The Company had no assessable profit for the years ended April 30, 2023 and 2022. A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statements of loss for the years ended April 30, 2023 and 2022 is as follows:

	For the year ended April 30,
	2023 ($)	2022 ($)
Net loss before tax for the year	5,858	6,449
Statutory rate	27.00%	27.00%
Recovery of income taxes at statutory rates	1,582	1,741
Non-deductible permanent differences and other	(159)	(400)
Change in unrecognized deferred income tax assets	(1,408)	851
Tax recovery for the year	15	2,192

The significant component of the Company's deferred tax assets and liabilities recognized are as follows:

	As at April 30, 2023 ($)	As at April 30, 2022 ($)
Deferred tax liabilities:
Excess of accounting value of short-term investments over tax value	(2,136)	(3,062)
Other deferred tax liabilities	(65)	—

Deferred tax assets:
Non-capital losses carry-forward	2,201	3,062
	—	—

The temporary differences for which deferred income tax assets are not recognized are as follows:

	As at April 30, 2023 ($)	As at April 30, 2022 ($)
Non-capital loss carry-forward	10,478	3,995
Financing costs	2,136	2,927
Other deferred tax assets	455	—
Unrecognized deferred income tax assets	13,069	6,922

The deferred tax assets have not been recognized in the consolidated financial statements, as management does not consider it more likely than not that those assets will be realized in the near future. Prior years' unrecognized deferred income tax assets true-ups have been netted against current year change in unrecognized deferred income tax assets. The Company has non-capital losses which may be carried-forward to reduce taxable income in future years. The non-capital losses of $321, $3,282, $5,052, $1,680, $5,843 and $2,434 in Canada will expire on April 30, 2038, 2039, 2040, 2041, 2042 and 2043, respectively.

14. Related Party Transactions

14.1 Related Party Transactions

Related party transactions are based on the amounts agreed to by the parties. During the years ended April 30, 2023 and 2022, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties.

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)

14. Related Party Transactions (continued)

14.2 Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. The remuneration of directors and key management, for the years ended April 30, 2023 and 2022, comprised of:

	For the year ended April 30,
	2023	2022
	($)	($)
Management salaries	378	290
Directors' fees	200	182
Share-based compensation	540	540
Total	1,118	1,012

15. Operating Segments

The Company conducts its business as a single operating segment, being the acquiring and assembling a portfolio of royalties, investing in companies with exposure to uranium and trading of physical uranium. Except for the short-term investments in Yellow Cake which is listed on the London Stock Exchange in the United Kingdom, the royalties on uranium projects located in the United States and Namibia, substantially all of the Company's assets and liabilities are held within Canada.

The Company has only one customer in Canada, which accounted for all of the Company's revenue from the sales of uranium inventory.

16. Commitments

On November 17, 2021, the Company entered into agreements with CGN Global Uranium Ltd ("CGN"), pursuant to which the Company agreed to purchase an aggregate 500,000 pounds of physical uranium at a weighted average price of US$47.71 per pound for a total of $32.3 million. CGN is contracted to deliver 300,000 pounds of physical uranium on October 20, 2023, 100,000 pounds of physical uranium on June 14, 2024, and 100,000 pounds of physical uranium on April 2, 2025. Payments by the Company are required in October 2023, June 2024 and April 2025.

17. Subsequent Events

Other than as disclosed elsewhere in these consolidated financial statements, the following material events occurred subsequent to April 30, 2023:

In May 2023, the Company entered into a five year agreement to lease a portion of an office premises for an annual lease payment of $87. The lease will commence on August 1, 2023 and expire on November 29, 2028.

On May 29, 2023, the Company purchased 1,100,000 additional shares in QRC in the open market at a price of $0.70 per share.